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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/25/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonis Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave, 10th Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Koven (212) 804-8816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Koven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonis Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
DONNA T DUNCAN
Notary Public, Georgia
FULTON COUNTY
My Commission Expires
APRIL 23, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONIS SECURITIES, LLC

Financial Statements
From May 25, 2016 (Inception date) through
December 31, 2016
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Leonis Securities, LLC

We have audited the accompanying financial statements of Leonis Securities, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the period from May 25, 216 (date of inception) to December 31, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Leonis Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonis Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the period from May 25, 2016 (date of inception) to December 31, 2016 in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Leonis Securities, LLC financial statements. The information is the responsibility of Leonis Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 8, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

LEONIS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	32,033
Prepaid expenses and deposits		3,736
Total assets	$	35,769

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		4,095
Due to parent		2,495
Total liabilities		6,590
Member's equity		29,179
Total liabilities and member's equity	$	35,769

See accompanying notes.

LEONIS SECURITIES, LLC
STATEMENT OF OPERATIONS
FROM MAY 25, 2016 (INCEPTION DATE) THROUGH DECEMBER 31, 2016

REVENUES	
Total revenues	$ -
EXPENSES	
Compensation and benefits	5,204
Professional services	30,809
Occupancy and equipment	1,990
Licenses and registration	10,863
IT, data and communications	710
Other operating expenses	1,245
Total expenses	50,821
NET LOSS	$ (50,821)

See accompanying notes.

LEONIS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2016

	Total
Balance, May 25, 2016	$ -
Net loss	(50,821)
Contributions by member	80,000
Balance, December 31, 2016	$ 29,179

See accompanying notes.

LEONIS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(50,821)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		(3,736)
Change in accounts payable		4,095
Change in due to parent		2,495
NET CASH USED BY OPERATING ACTIVITIES		(47,967)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		80,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		80,000
NET INCREASE IN CASH		32,033
CASH AND CASH EQUIVALENTS:		
Beginning of period		-
End of period	$	32,033

See accompanying notes.

LEONIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Leonis Securities, LLC is a Delaware limited liability company formed on May 25, 2016 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") since September 19, 2016.

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

Income Taxes: As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Date of Management's Review: Subsequent events were evaluated through date the financial statements were issued.

Revenue Recognition: Investment banking revenues will be recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Consulting fees are recognized as the services are performed.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. At December 31, 2016, the Company had net capital of $25,443, which was $20,443 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was .26 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $9,000 for the period ended December 31, 2016. The balance due to the Parent on the accompanying statement of financial condition arose from this expense sharing agreement.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

LEONIS SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity qualified for net capital	$	29,179
Deduction for non-allowable assets: Prepaid expenses and deposits		3,736
Net capital before haircuts		25,443
Less haircuts		-
Net capital		25,443
Minimum net capital required		5,000
Excess net capital	$	20,443
Aggregate indebtedness	$	6,590
Percentage of aggregate indebtedness to net capital		25.90%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2016 and net capital as reported above.

LEONIS SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

1/19/17

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Leonis Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Robert Koven

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Leonis Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Leonis Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Leonis Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Leonis Securities, LLC stated that Leonis Securities, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. Leonis Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Leonis Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 8, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC